CCB International Overseas (USA) Inc.

Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CCB International Overseas (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

NEW YORK   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Steinberg   (212) 575-5580
                                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name -- if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,_____Michael Steinberg_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____CCB International Overseas (USA) Inc._____ , as of
_____December 31, 2019_____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____No exceptions_____

_____

_____



_____
Signature

Managing Director
_____
Title



_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/____2022____

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Changes in Financial Condition.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐	(o)	Exemption report

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CCB International Overseas (USA) Inc.
Index
December 31, 2019

 M A Z A R S

Report of Independent Registered Public Accounting Firm

To the Stockholder of CCB International Overseas (USA) Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of CCB International Overseas (USA) Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

New York, NY
February 13, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

CCB International Overseas (USA) Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	1,133,002
Securities owned, at fair value		30,408,840
Short-term investments		4,000,000
Interest receivable		464,473
Due from affiliates		42,275
Fixed assets, net		7,263
Lease assets		67,387
Prepaid expenses and other assets		31,181
Total assets	$	36,154,421

Liabilities and Stockholder's Equity

Accrued expenses	$	74,539
Due to affiliate		26,379
Lease liabilities		67,387
Accounts payable		17,095
Total liabilities		185,400

Stockholder's equity

Common stock, $0.01 par value, 10,000 shares authorized;

10,000 shares issued and outstanding	100
Additional paid-in capital	34,119,900
Retained earnings	1,849,021
Total stockholder's equity	35,969,021
Total liabilities and stockholder's equity	$ 36,154,421

The accompanying notes are an integral part of this financial statement.

CCB International Overseas (USA) Inc.
Notes to Statement of Financial Condition
Year Ended December 31, 2019

1. Organization

CCB International Overseas (USA) Inc. (the "Company") was incorporated in Delaware on September 19, 2011. On June 28, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Prior to obtaining its broker-dealer license, the Company did not engage in any business activities other than receiving capital and organizing the Company in preparation to start broker-dealer activities. The Company is ultimately a wholly-owned subsidiary of CCB International (Holdings) Limited in Hong Kong, which is also ultimately a wholly-owned subsidiary of China Construction Bank Corporation in China.

The Company has authority from FINRA to engage in the following activities: (1) solicitation of investors in connection with secondary market placements of Hong Kong-listed and regional securities (equity and debt) as agent; (2) provide "chaperone" services to one or more non-US affiliated broker-dealers in accordance with Securities & Exchange Rule 15a-6(a)(3), including acting as broker in secondary market transactions in non-US-listed securities for US institutional investors, which transactions may be executed and settled by a non-US broker-dealer affiliate of CCBIO (USA); (3) provide merger and acquisition advisory services; and (4) distribute research, related to non-US securities, of an affiliate.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk
The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments.

As of December 31, 2019, the Company maintained its cash balance of $1,093,353 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company maintained $39,649 of its cash balance which is not FDIC insured in a demand deposit bank account with China Construction Bank New York Branch ("CCBNY"), an affiliate of the Company. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Short-Term Investments
Short-term investments are made up of a time deposit held with CCBNY with original maturities of greater than ninety days, but less than one year.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized based on the straight line method over the estimated useful lives of the assets. The estimated useful lives of the assets are 3 years for computers and software, and 5 years for furniture and equipment. The estimated useful life of the leasehold improvements is based on the life of the office sublease which is 93 months at the inception of the lease, which is the lesser of their useful lives or the term of the lease.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Fair Value Measurement
Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned are recorded at fair value on a recurring basis and are recorded on a trade date basis. Unrealized gains and losses are reflected on the statement of operations.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Fair Value Measurement (Continued)

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company principal's sources of revenue are derived from: 1) trading gain/loss on the investment owned, 2) interest income generated from the investment and 3) market commentary income. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Because financial instruments and interest income are outside of the scope of the new standard, its impact on the Company's current methodology for revenue recognition with regards to investment gain/loss and interest income has remain unchanged.

The Company provides market commentary services to CCB International (Holdings) Limited. The Company provides daily macroeconomic news and market commentary of the US markets. The Company recognizes revenue on a monthly basis based on the resources allocated on the analysis, while the invoices are sent out quarterly. The Company concluded that ASC 606 did not cause revenue to be recognized differently that the Company has done historically.

Right of use assets and lease liabilities

Effective January 1, 2019, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

Right of use assets and lease liabilities (Continued)

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

3. **Fair Value of Investments**

As of December 31, 2019, securities owned are bonds stated at fair value and amount to $30,408,840. These investments are held by the affiliated custodian CCB International Securities Limited ("CCBIS").

The fair value of the bonds is considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The time deposit included in short-term investments is carried at fair value as the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in this instrument. The fair value of the time deposit is considered to be Level 2 on the fair value hierarchy.

The Company did not have any assets that are reported in Level 3 at December 31, 2019. Additionally, there were no transfers between level 1 and level 2 during the year ended December 31, 2019.

4. **Property and Equipment**

Details of property and equipment at December 31, 2019 are as follows:

Computers and software	$	7,590
Furniture and fixtures		66,237
Leasehold improvements		133,128
		206,955
Less: accumulated depreciation		(199,692)
	$	7,263

CCB International Overseas (USA) Inc.
Notes to Statement of Financial Condition
Year Ended December 31, 2019

5. Leases

The Company has obligations as a lessee for office space and printer with initial non-cancelable terms in excess of one year. The Company classified these leases as operating leases. Because the Company is not reasonably certain to exercise the lease renewal option the associated payments during the optional renewal period were not used in the determination of the lease term and are excluded from lease payments.

Effective September 2012, the Company entered into a sublease for office space with CCBNY which expires in May 2020. For the year ended December 31, 2019, the annual operating lease cost was $151,681. The amounts reported under lease asset and lease liability in the Statement of Financial Condition were $62,517.

The Company also have an operating lease for the printer which expires in December 2021. For the year ended December 31, 2019, the annual operating lease cost was $2,561. The amounts reported under lease asset and lease liability in the Statement of Financial Condition were $4,870.

6. Related Party Transactions

Other Income
The Company earns market commentary services provided to CCB International (Holdings) Limited. As of December 31, 2019, the Company had a receivable of $42,000, which is classified as due from affiliates in the statement of financial condition.

The Company also paid CCBIS fees for services CCBIS provided related to other income earned by the Company.

Commission Income
CCBIS provides clearing services to the Company. As of December 31, 2019, the Company had a receivable of $275 which is classified as due from affiliates on the statement of financial condition.

Service Agreement and Due to Affiliate
Pursuant to a service agreement, CCBNY provides various services and other operating assistance to the Company. These services include personnel, professional consultants, physical premises, utilities, use of office equipment, insurance, subscriptions, and other general and administrative services. As of December 31, 2019, the Company owed CCBNY $26,379 and this payable is classified as due to affiliate in the statement of financial condition.

7. Income Taxes

At December 31, 2019, the Company has a federal net operating loss carryforward ("NOL") of approximately $294,000 for federal and New York State and New York City income tax purposes. The net operating loss carryforward expires commencing 2031 through 2035. The Company's net deferred tax assets before valuation allowance was approximately $102,000, primarily as a result of net operating losses, amortization of start-up costs and depreciation of fixed assets. On December 22, 2017, the Tax Cuts and Jobs Act was enacted, reducing the federal corporate tax rate from 35% to 21%, for year 2018 and onward. Accordingly, the impact of the change in the tax rate on deferred tax assets and liabilities before a valuation allowance is recognized in the period of enactment.

7.   **Income Taxes (Continued)**

As of December 31, 2019, the Company has recorded a full valuation allowance against the net deferred tax assets since it is more likely than not that the deferred tax assets will not be realized. The valuation balance decreased from $266,000 to $102,000. The effect of the utilization of the NOL on current taxes is approximately $164,000.

As of December 31, 2019, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2016, 2017 and 2018 are subject to examination by tax authorities.

8.   **Employee Retirement Plan**

The Company's employees participate, to the extent they meet minimum requirements, in a voluntary defined contribution plan (the "Plan") sponsored by CCBNY. For the year ended December 31, 2019, $18,266 was expensed as the Company's contribution.

9.   **Off-Balance Sheet Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10.   **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital was $975,340, which was $725,340 in excess of its minimum requirement of $250,000.